FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On January 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			9,721,600	1.11			1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

		-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			9,721,600	1.11			1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On January 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			100,932	0,01			0,01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	1/13/2012	100	35.00	3500.00
Share

Common

		Concórdia	Sell	1/16/2012	100	35.30	3530.00
Share

Common

		Concórdia	Sell

1/16/2012

					100	35.50	3550.00

Closing Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			100,632	0,01			0,01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On January 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			240,061,726	27.52			27.52

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Bradesco	Buy	1/06/2012	400	36.26	14,525.74
Share

Common

		Ativa	Sell	1/30/2012	46.800	34.19	1,600.165
Share

Common

		Concórdia	Sell	1/30/2012	318.600	34.27	10,917.924
Share

Common

		Itaú Corretora	Buy	1/09/2012	15.500	35.64	552,397.00
Share

Common

		Safra	Buy	1/13/2012	16.200	34.80	563,814.00
Share

Common

		Ativa	Buy	1/13/2012	87.600	34.83	3,051,403.00
Share

Common

		Brascan	Buy	1/17/2012	10.000	35.09	350,875.00
Share

Common

		Citi	Sell	1/26/2012	162.100	35.04	5,679,984.00

Closing Balance

Security/ Derivative	Characteristic of ,Security		Number	% interest
				Same kind			Total
Share

Common

			239,663,926	27.47			27.47

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On January 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders		( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			13,484	0.00			0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

		-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind			Total
Share

Common

			13,484	0.00			0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director